FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                 October, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




This Form 6-K consists of:

         An announcement on power generation for the first three quarters of 2003 by Huaneng Power International Inc. made on October 13, 2003, in English by Huaneng Power International Inc.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ------------------------------
                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date: October 13, 2003



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)


                       Announcement on Power Generation
                     for the First Three Quarters of 2003


Huaneng Power International, Inc. (the "Company") announced its power generation for the first three quarters of 2003.


Based on the preliminary statistics, as of 30th September, 2003, the Company's total power generation based on the consolidated financial statement for the first three quarters was 66.05 billion kWh, representing an increase of 31.3% over the same period of last year.


The increase in power generation of the Company's power plants in the first three quarters of 2003 was mainly attributable to the following reasons:


1. significant increase in power demand and power consumption in the regions where the Company's power plants operate due to a steady growth of the national economy;


2. increase in residential power consumption due to hot weather in many regions during the spring and summer of this year;


3. increase in generation as a result of stable operation of the generating units 5 and 6 of Dezhou Power Plant and the newly operated generating units 5 and 6 of Jining Power Plant;


4. the improved availability and reliability of the Company's generating units through technical innovation, thereby assuring growth in the Company's power generation.


The power generation of each of the Company's power plants in the first three quarters of 2003 was, respectively, as follows (in billion kWh):


Dalian                                             6.22

Fuzhou                                             6.24

Nantong                                            6.00

Shangan                                            6.09

Shanghai Shidongkou Second                         6.22

Shantou Coal-fired                                 3.36

Shanghai Shidongkou First                          5.82

Huaiyin                                            1.96

Shantou Oil-fired                                  0.26

Dandong                                            3.00

Nanjing                                            2.96

Dezhou                                             8.87

Jining                                             1.47

Weihai                                             3.14

Changxing                                          1.39

Taicang                                            3.05


This announcement is issued pursuant to paragraph 2(2) of the Listing Agreement between the Stock Exchange of Hong Kong Limited and the Company.


                                                         By Order of the Board
                                             Huaneng Power International, Inc.
                                                                    Huang Long
                                                             Company Secretary


Beijing, the PRC
13th October, 2003